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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nevsun Resources Ltd

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors' report dated March 24, 2008 on the consolidated balance sheets of Nevsun Resources Ltd ("the Company") as at December 31, 2007 and December 31, 2006, and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007 our auditors' report on reconciliation to United States GAAP dated March 24, 2008 our Report of Independent Registered Public Accounting Firm dated March 24, 2008 on the Company’s internal control over financial reporting as of December 31, 2007 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.

Chartered Accountants

Vancouver, Canada

March 26, 2008

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